FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Nine Months 2008

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
NINE MONTHS ENDED September 30, 2008

HIGHLIGHTS FOR THE PERIOD

ECONOMIC-FINANCIAL SUMMARY

The most important topics as of September 2008, as compared with September 2007, may be summarized as follows:

1. RESULTS

• Operating Revenues increased 28% or Ch$ 986,922 million amounting Ch$ 4,553,459 million.

• Operating Income increased 39% or Ch$ 371,129 million amounting Ch$ 1,330,147 million, basically related to the exceptional performance of both lines of business:

• Generation & Transmission	48%
• Distribution	30%

• Net Income reached Ch$ 339,245 million a 161% of better result.

• Net Cash Flow coming from operating activities increased 105% or Ch$ 645,608 million amounting Ch$ 1,260,150 million.

• Net Interest Income improved 4% or Ch$ 9,650 million, and Interest Coverage increased by 26% to 5,3 times.

2. DISTRIBUTION BUSINESS

• The Operating Revenues of the distribution business confirms its sustained stability by growing at 25%; equivalent to Ch$ 574,406 million, reaching Ch$ 2,838,283 million.

• In addition to other reasons, higher revenues were recorded thanks to an additional 422,000 new clients over the last 12 months, whose composition is as follows:

  Chile 3.6% or 53 thousand new clients
  Argentina 1.6% or 35 thousand new clients
  Colombia 3.3% or 73 thousand new clients
  Brazil 4.4 % or 222 thousand new clients
  Peru 4.0% or 39 thousand new clients

The foregoing reflects the natural growth of our subsidiaries as a result of the incorporation of new clients at an annual average rate between 3% or 4%; which - in terms of number of clients - is equivalent to add a new medium size distribution company every year.

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PRESS RELEASE Nine Months 2008

• Consolidated physical sales increased by 2.0%, where, the largest growth corresponded to Peru, with a 7.8% increase.

• An important improvement in distribution business was the reduction in energy losses, which dropped from 11.3% to 10.8%, in average for the Group.

3. GENERATION AND TRANSMISSION BUSINESS

• As distribution business, Operating Revenues coming from Generation and Transmission showed a 29% increase, equivalent to Ch$ 450,000 million.

• Operating Revenues increased basically due to higher average sale prices. Sales have remained practically constant, despite a 2% increase in installed capacity, from 13,595 MW to 13,885 MW, because of the coming on line of the San Isidro II, Palmucho, Canela and Ojos de Agua facilities in Chile.

• The incorporation of these new power plants reflects the real commitment of Enersis to providing a safe energy supply compatible with the country’s demand. At the same time, two of the above-mentioned projects are part of initiatives intended to supply the environmentally-compatible system of solutions with the highest degree of standards and sustainability requirements.

• Generation subsidiaries reporting the highest operating increases were Emgesa (Colombia) and Cachoeira Dourada (Brazil).

4. FINANCIALS

• Liquidity, a key consideration in our financial management, continues to be in a very solid position, as follows:

  Open Credit Lines for US$ 411 million available between Enersis and its subsidiary Endesa Chile in the domestic market as well as other US$ 800 million in the international financial market.

  Cash and Cash Equivalents, amounts to US$ 1,390 million, which represents an increase of 75%, equivalent to US$ 594 million.

• Maturities for the coming year are going to be managed according to the most efficient solution compatible with our financial strategy. Amounts by maturity, can be seen in the following chart:

US$	Less than	Between 1	Between 2	Between 3	Between 5	More than	Total
millon	1 year *	& 2 years	& 3 years	& 5 years	& 10 years	10 years

Bonds	596	414	755	691	340	4	2,800

Banks	786	335	150	971	1,419	698	4,359

Total	1,382	749	905	1,662	1,758	702	7,159

* Includes accrued interest of financial debt only

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PRESS RELEASE Nine Months 2008

• Coverage and protection

Enersis, in accomplishment to its Financial Strategy, has continued applying a rigorous control over its liquidity along all its subsidiaries. In that respect, in addition to strict internal rules to protect our balance sheet, we have hired several instruments to protect our cash flows and liquidity.

Among other, between Enersis and Endesa Chile, we currently have:

  Cross Currency Swaps for a total amount of US$ 652 million to match, as much as possible, the currency in which cash flows are originated and its associated debt.
  Interest Rate Swaps for US$ 168 million, not to be exposed to huge variations in this crucial variable.
  Collars, for a whole value of US$ 250 million, intended to provide additional protection against important variations in interest rate.
  Forwards, for US$ 8 million, not to be exposed to exchange variations.

The previous financial tools are being permanently evaluated and adjusted to the variable macroeconomic scenario, in order to achieve the most efficient levels of protection.

These instruments, however, do not replace the most important reason behind our liquidity: the very stable nature of our business, where electricity has no perfect substitutes.

5. MARKET SUMMARY

• The Chilean Stock Market was the second less affected market during the worst days of unprecedented volatility experienced during the third quarter.

• Last September, Enersis was the most invested company by the Chilean Pension Funds.

Issuer	Sector	Buy	Sell	Net

Enersis	Electric, Integrated	34.8	-4.6	30.2

Endesa Chile	Electric Generation	35.4	-5.8	29.6

Cencosud	Retail	25.1	-2.3	22.8

CTC-A	Telecommunications	14.3	0.0	14.3

CCU	Beverage	10.1	0.0	10.1

Copec	Industrial Holding	19.9	-10.5	9.4

Fuente: Banchile

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PRESS RELEASE Nine Months 2008

6. RISK RATING CLASSIFICATION INFORMATION

In the macroeconomic arena, is important to highlight that in the second quarter of 2008, two of the countries in which Enersis operates received an Investment Grade classification. This means that now, 94% of our total EBITDA comes from countries whose cash flow may become increasingly predictable and stable.

Country	S&P	Moody’s	Fitch

Perú	BBB- / 14 Jul 08	Ba1 / 19 Ago 08	BBB- / 2 Abr 08

Brazil	BBB- / 30 Abr 08	Ba1 / 23 Ago 07	BBB- / 29 May 08

Colombia	BBB- / 12 Jun 07	Ba1 / 19 Jun 08	BB+ / 21Jun 07

Moreover, these countries have been awarded at least two ratings, thus facilitating the participation of new international funds in the development and financing of large-scale energy projects, for which Enersis constitutes an excellent market reference.

Rating agencies are frequently informed about our cash position and maturities schedule, and we have not received any concern or warning from them.

• International classification:

Enersis	S&P	Moody’s	Fitch

Corporate	BBB, Stable	Baa3, Stable	BBB, Stable

• Domestic classification:

Enersis	Feller Rate	Fitch

Shares	BBB, Stable	BBB, Stable

Bonds	AA-, Stable	AA-, Stable

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PRESS RELEASE Nine Months 2008

GENERAL INFORMATION

(Santiago, Chile, September 30, 2008) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the nine months ended on September 30, 2008. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form (FECU) required by Chilean authorities. Variations refer to the period between September 30, 2007 and September 30, 2008. Figures for 2007 have been adjusted by the accounting convention for CPI variation between both periods, accounting to 9.3% .

Any figures in US$ are merely offered as a convenience translation, using the exchange rate of Ch$551.31 = US$1 for September 30, 2008. The Chilean Peso depreciated by 7.8% against the US$ between September 28, 2007 and the comparable date in 2008.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on main items in the Income and Cash Flow Statements compared to the information as of September 2007.

* Includes Endesa Chile chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón) and foreign subsidiaries (Costanera, El Chocón, Edegel and Emgesa).

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Nine Months 2008

SIMPLIFIED ORGANIZATIONAL STRUCTURE

ENERSIS

Direct and indirect economic interest

ARGENTINA

	Business	Ownership
Costanera	Gx	41.9%
El Chocón	Gx	39.2%
Edesur	Dx	65.4%
CTM	Tx	53.6%
TESA	Tx	53.6%
CEMSA	Tx	27.0%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	53.6%
Cachoeira Dourada	Gx	53.4%
Fortaleza	Gx	53.6%
Ampla	Dx	69.9%
Coelce	Dx	34.9%
CIEN	Tx	53.6%

CHILE

	Business	Ownership
Endesa Chile	Gx	60.0%
Endesa ECO	Gx	60.0%
Celta	Gx	60.0%
Pangue	Gx	57.0%
Pehuenche	Gx	55.6%
San Isidro	Gx	60.0%
Palmucho	Gx	60.0%
GasAtacama	Gx	30.0%
Hidroaysén	Gx	30.6%
Canela	Gx	45.0%
Ojos de Agua	Gx	60.0%
Taltal	Gx	60.0%
Chilectra	Dx	99.1%
GNL Quintero	Ox	12.0%
GNL Chile	Ox	20.0%
Electrogas	Ox	25.5%

COLOMBIA

	Business	Ownership
Emgesa (*)	Gx	16.1%
Codensa	Dx	21.7%

PERU

	Business	Ownership
Edegel	Gx	19.8%
Edelnor	Dx	33.5%

Gx: Generation
Tx: Transmission /Trading
Dx: Distribution
Ox: Gas Pipelines, others

(*) Emgesa and Betania were merged under the name of Emgesa since financial statements as of September, 2007

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PRESS RELEASE Nine Months 2008

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below presents the performance of Enersis’ ADS (ENI) stock price listing in NYSE (“ENI”) compared to the Dow Jones Industrials and the Dow Jones Utilities Indexes over the last 12 months:

Bolsa de Comercio de Santiago (BCS)

The chart below presents the performance of the Enersis’ Chilean stock price over the last 12 months compared to the selective Chilean Stock Index (IPSA):

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PRESS RELEASE Nine Months 2008

Madrid Stock Exchange (Latibex)

The chart below illustrates the Enersis’ share price (XENI) at the Madrid Stock Exchange (Latibex) over the last 12 months compared to the Local Stock Index:

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PRESS RELEASE Nine Months 2008

DEBT MARKET

The following chart presents the pricing of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment grade corporate bond Fund Index:

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PRESS RELEASE Nine Months 2008

RISK RATING CLASSIFICATION

Fitch: BBB / Stable
Rationale (July 2, 2008); “Fitch Ratings has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB', which affects its foreign unsecured debt issuances. In addition Enersis’ national scale rating was affirmed at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. The ratings reflect the expected growth in energy demand all throughout Latin America. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

Standard & Poor’s: BBB / Stable
Rationale (July 03, 2007); “Standard & Poor's Ratings Services raised its ratings on Chile -based electricity provider Enersis S.A. by one notch, to 'BBB' from 'BBB'-, and removed them from Credit Watch with positive implications where they were placed on Dec. 15, 2006. The outlook is stable. The upgrade reflects the improvement of the company's financial risk profile mainly due to the very good performance of its Chilean operations, which represent about 50% of its consolidated EBITDA adjusted by ownership, combined with adequate debt service coverage ratios (DSCR) and very good liquidity and financial flexibility.”

Moody’s: Baa3 / Stable
Rationale (December 27, 2007); “Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina. The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Feller Rate: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 6, 2007); “Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006. Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra. At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 2, 2008); “Fitch Ratings has affirmed Enersis’ national scale rating at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. In addition, Fitch affirmed Enersis’ equity rating at ‘Level 1’. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

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PRESS RELEASE Nine Months 2008

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	9M 07	9M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	1,542,262	1,992,262	450,000	29.2%
Revenues from Distribution	2,263,877	2,838,283	574,406	25.4%
Revenues from Engineering and Real Estate	48,238	37,228	(11,010)	(22.8%)
Revenues from Other Businesses	157,612	180,284	22,672	14.4%
Consolidation Adjustments	(445,452)	(494,598)	(49,146)	(11.0%)

Operating Revenues	3,566,537	4,553,459	986,922	27.7%

Costs from Generation	(1,004,166)	(1,213,107)	(208,941)	(20.8%)
Costs from Distribution	(1,645,182)	(2,077,137)	(431,955)	(26.3%)
Costs from Engineering and Real Estate	(36,132)	(29,316)	6,816	18.9%
Costs from Other Businesses	(128,604)	(146,413)	(17,809)	(13.8%)
Consolidation Adjustments	420,007	473,522	53,515	12.7%

Operating Costs	(2,394,077)	(2,992,451)	(598,374)	(25.0%)

Gross Profit	1,172,460	1,561,008	388,548	33.1%

SG&A from Generation	(37,537)	(37,454)	83	0.2%
SG&A from Distribution	(167,312)	(175,539)	(8,227)	(4.9%)
SG&A from Engineering and Real Estate	(3,527)	(3,328)	199	5.6%
SG&A from Other Businesses	(33,872)	(39,834)	(5,962)	(17.6%)
Consolidation Adjustments	28,806	25,294	(3,512)	(12.2%)

Selling and Administrative Expenses	(213,442)	(230,861)	(17,419)	(8.2%)

Operating Income	959,018	1,330,147	371,129	38.7%

Interest Income	88,609	105,704	17,095	19.3%
Interest Expense	(334,330)	(341,774)	(7,444)	(2.2%)
Net Interest (Expense)	(245,720)	(236,070)	(9,650)	3.9%
Equity Gains from Related Companies	2,757	2,971	214	7.8%
Equity Losses from Related Companies	(6,223)	(4,569)	1,654	26.6%
Net Income from Related Companies	(3,466)	(1,598)	1,868	53.9%
Other Non Operating Income	164,971	174,295	9,324	5.7%
Other Non Operating Expenses	(309,355)	(160,715)	148,640	48.0%
Net other Non Operating Income (Expense)	(144,384)	13,580	157,964	N/A
Price Level Restatement	(12,720)	(18,292)	(5,572)	(43.8%)
Foreign Exchange Effect	12,310	8,799	(3,511)	(28.5%)
Net of Monetary Exposure	(410)	(9,492)	(9,082)	-
Positive Goodwill Amortization	(47,994)	(48,058)	(64)	(0.1%)

Non Operating Income	(441,974)	(281,639)	160,335	36.3%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	517,044	1,048,508	531,464	102.8%

Extraordinary Items	-	-	-	-
Income Tax	(195,706)	(273,177)	(77,471)	(39.6%)
Minority Interest	(194,958)	(440,263)	(245,305)	(125.8%)
Negative Goodwill Amortization	3,705	4,177	472	12.7%

NET INCOME	130,085	339,245	209,160	160.8%

EBITDA (*)	1,312,593	1,700,985	388,392	29.6%

(*) EBITDA: Operating Income+Depreciation+Amortization

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PRESS RELEASE Nine Months 2008

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	9M 07	9M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	2,797,450	3,613,688	816,238	29.2%
Revenues from Distribution	4,106,359	5,148,253	1,041,894	25.4%
Revenues from Engineering and Real Estate	87,497	67,526	(19,971)	(22.8%)
Revenues from Other Businesses	285,886	327,010	41,124	14.4%
Consolidation Adjustments	(807,988)	(897,132)	(89,144)	(11.0%)

Operating Revenues	6,469,204	8,259,343	1,790,139	27.7%

Costs from Generation	(1,821,417)	(2,200,408)	(378,991)	(20.8%)
Costs from Distribution	(2,984,132)	(3,767,639)	(783,507)	(26.3%)
Costs from Engineering and Real Estate	(65,538)	(53,175)	12,363	18.9%
Costs from Other Businesses	(233,270)	(265,572)	(32,302)	(13.8%)
Consolidation Adjustments	761,835	858,903	97,068	12.7%

Operating Costs	(4,342,524)	(5,427,892)	(1,085,368)	(25.0%)

Gross Profit	2,126,680	2,831,452	704,772	33.1%

SG&A from Generation	(68,088)	(67,936)	152	0.2%
SG&A from Distribution	(303,481)	(318,404)	(14,923)	(4.9%)
SG&A from Engineering and Real Estate	(6,398)	(6,037)	361	5.6%
SG&A from Other Businesses	(61,440)	(72,253)	(10,813)	(17.6%)
Consolidation Adjustments	52,250	45,879	(6,371)	(12.2%)

Selling and Administrative Expenses	(387,154)	(418,750)	(31,596)	(8.2%)

Operating Income	1,739,526	2,412,702	673,176	38.7%

Interest Income	160,725	191,732	31,007	19.3%
Interest Expense	(606,428)	(619,930)	(13,502)	(2.2%)
Net Interest (Expense)	(445,703)	(428,199)	17,504	3.9%
Equity Gains from Related Companies	5,000	5,389	389	7.8%
Equity Losses from Related Companies	(11,288)	(8,287)	3,001	26.6%
Net Income from Related Companies	(6,288)	(2,898)	3,390	53.9%
Other Non Operating Income	299,234	316,147	16,913	5.7%
Other Non Operating Expenses	(561,127)	(291,515)	269,612	48.0%
Net other Non Operating Income (Expense)	(261,893)	24,632	286,525	N/A
Price Level Restatement	(23,073)	(33,178)	(10,105)	(43.8%)
Foreign Exchange Effect	22,329	15,960	(6,369)	(28.5%)
Net of Monetary Exposure	(743)	(17,218)	(16,475)	-
Positive Goodwill Amortization	(87,054)	(87,171)	(117)	(0.1%)

Non Operating Income	(801,680)	(510,853)	290,827	36.3%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	937,846	1,901,848	964,002	102.8%

Extraordinary Items	-	-	-	-
Income Tax	(354,983)	(495,505)	(140,522)	(39.6%)
Minority Interest	(353,627)	(798,576)	(444,949)	(125.8%)
Negative Goodwill Amortization	6,720	7,577	857	12.7%

NET INCOME	235,956	615,344	379,388	160.8%

EBITDA (*)	2,380,862	3,085,352	704,490	29.6%

(*) EBITDA: Operating Income+Depreciation+Amortization

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CONSOLIDATED INCOME STATEMENT ANALYSIS
(Figures in Ch$, Source: FECU)

NET INCOME

As of September 30, 2008, Enersis’ income increased significantly by 160.8% totaling Ch$339,245 million, which is Ch$209,160 million higher than the previous year.

OPERATING INCOME

Operating income ending September 30, 2008 increased by Ch$371,129 million, up from Ch$959,018 million as of September 30, 2007 to Ch$1,330,147 million for this period, corresponding to a 38,7% increase. This is due to the good results recorded in both businesses.

Generation and Transmission Businesses exhibits an operating result increase of Ch$241,142 million, equivalent to a 48.2% which represents Ch$741.701 million. This increase was mainly achieved by higher prices in spite of having stable physical generation sales with respect to same period last year, reaching 46,332 GWh in September 2008 (46,404 GWh as of September 2007).

The Distribution business shows an increase in the operating result of Ch$134,224 million, equivalent to a 29.7% increase, amounting Ch$585,607 million. Physical sales as of September 30, 2008 totaled 46.868 GWh, up 925 GWh or 2.0% with respect to the same period last year. Furthermore, a total of 422,000 new customers, representing a 3.5% increase over same period last year, thereby exceeding the 12.3 million customer base.

Table 4

	9M07				9M08

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	1,369,747	(923,047)	(30,994)	415,706	1,729,944	(1,111,657)	(30,806)	587,481
Cachoeira (*)	68,522	(24,989)	(1,981)	41,552	129,472	(36,629)	(2,032)	90,811
Fortaleza (**)	83,726	(43,404)	(1,223)	39,099	96,554	(68,077)	(1,666)	26,811
Cien (**)	62,606	(51,321)	(3,650)	7,635	61,484	(17,500)	(3,389)	40,595
Chilectra	624,112	(485,117)	(37,000)	101,995	778,300	(632,013)	(36,065)	110,222
Edesur	239,838	(189,856)	(33,002)	16,980	258,065	(198,188)	(42,601)	17,276
Distrilima (Edelnor)	176,789	(125,267)	(16,231)	35,291	201,463	(138,360)	(17,398)	45,705
Ampla	438,554	(306,179)	(26,053)	106,322	594,149	(417,862)	(32,448)	143,839
Investluz (Coelce)	356,599	(251,557)	(41,496)	63,546	451,049	(329,642)	(31,221)	90,186
Codensa	427,983	(287,207)	(13,408)	127,368	555,258	(361,071)	(15,660)	178,527
CAM Ltda.	108,005	(90,767)	(8,072)	9,166	125,450	(107,056)	(11,891)	6,503
Inmobiliaria Manso de Velasco Ltda.	23,650	(16,019)	(2,523)	5,108	8,807	(6,324)	(2,181)	302
Synapsis Soluciones y Servicios IT Ltda.	45,586	(34,279)	(9,554)	1,753	50,822	(38,067)	(6,444)	6,311
Enersis Holding and other investment vehicles	4,022	(3,558)	(16,179)	(15,715)	4,012	(1,291)	(21,470)	(18,749)
Consolidation Adjustments	(463,202)	438,490	27,924	3,212	(491,370)	471,286	24,411	4,327

Total Consolidation	3,566,537	(2,394,077)	(213,442)	959,018	4,553,459	(2,992,451)	(230,861)	1,330,147

Pg. 15

PRESS RELEASE Nine Months 2008

Table 4.1

	9M07				9M08

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	2,484,532	(1,674,279)	(56,219)	754,034	3,137,880	(2,016,391)	(55,878)	1,065,611
Cachoeira (*)	124,289	(45,326)	(3,594)	75,369	234,845	(66,439)	(3,686)	164,719
Fortaleza (**)	151,868	(78,729)	(2,218)	70,921	175,135	(123,482)	(3,022)	48,631
Cien (**)	113,558	(93,090)	(6,621)	13,847	111,524	(31,742)	(6,147)	73,635
Chilectra	1,132,053	(879,935)	(67,114)	185,004	1,411,728	(1,146,384)	(65,416)	199,928
Edesur	435,034	(344,373)	(59,861)	30,800	468,095	(359,486)	(77,273)	31,335
Distrilima (Edelnor)	320,670	(227,217)	(29,441)	64,012	365,426	(250,967)	(31,558)	82,901
Ampla	795,475	(555,366)	(47,257)	192,853	1,077,703	(757,943)	(58,856)	260,904
Investluz (Coelce)	646,822	(456,290)	(75,268)	115,263	818,140	(597,924)	(56,630)	163,585
Codensa	776,301	(520,954)	(24,321)	231,026	1,007,161	(654,934)	(28,404)	323,823
CAM Ltda.	195,907	(164,639)	(14,642)	16,625	227,549	(194,185)	(21,568)	11,796
Inmobiliaria Manso de Velasco Ltda.	42,898	(29,055)	(4,576)	9,267	15,975	(11,471)	(3,956)	547
Synapsis Soluciones y Servicios IT Ltda.	82,687	(62,177)	(17,329)	3,181	92,184	(69,047)	(11,689)	11,448
Enersis Holding and other investment vehicles	7,296	(6,454)	(29,347)	(28,505)	7,277	(2,341)	(38,943)	(34,007)
Consolidation Adjustments	(840,185)	795,360	50,650	5,825	(891,276)	854,848	44,278	7,850

Total Consolidation	6,469,205	(4,342,525)	(387,158)	1,739,522	8,259,345	(5,427,890)	(418,750)	2,412,706

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

NON OPERATING INCOME

As of the end of the third quarter 2008, the company had recorded a loss in non-operating income amounting to Ch$281,639 million, showing a Ch$160,335 million improvement with respect to the loss registered on the same date of the year 2007 (Ch$441,974 million). Mainly due to:

Interest expense net of interest income exhibits a 3.9% decrease equal to Ch$9,650 million, resulting from a drop in net expenses of Ch$245,720 million as of September 2007 to net expenses of Ch$236,070 million for the current period. This decrease in interest expense is primarily due to greater interest income of Ch$7.965 million, mostly from Chilectra, Edesur, and Codensa, and lower interest expense of Ch$5.504 million, primarily from Endesa Chile, given a lower average exchange rate, and from Edesur as a result of lower fines updates which were partially offset by Codensa’s greater debt.

Equity in income of related companies, net, increased by Ch$1,868 million after having gone from a net loss of Ch$3,466 million as of September 2007 to a net loss of Ch$1,598 million in the current period. This lower loss was partially the result of having recognized fewer losses in Gas Atacama Holding for Ch$ 2,494 million, totaling Ch$2,736 million in income during the period, as compared to a loss of Ch$5,230 million as of the same period on 2007. This was partially compensated by the higher loss coming from Aysen power plant for Ch$ 504 million.

Goodwill amortization did not undergo any significant changes and amounted to Ch$48,058 million as of September 30th, 2008, which represents an increase of Ch$64 million as compared to the same period last year.

Other non-operating income and expenses, net, increased by Ch$157,964 million, moving from a loss of Ch$144.384 million as of September 2007 to a profit of Ch$13,580 million in the current period.

The main reasons that explain such result variation are identified below:

• Higher net profit of Ch$219,987 million coming from the conversion adjustment to Chilean rules resulting from the application of Technical Bulletin N°64, mainly in the Brazilian and Colombian subsidiaries (Ch$83,657 million, net of minority shareholders).

• Fewer expenses related to a Heritage Tax in Colombia of Ch$10,901 million.

• Fewer expenses related to fines and penalties of Ch$15,810 million, primarily in CIEN, Edesur, and CGTF.

Pg. 16

PRESS RELEASE Nine Months 2008

The foregoing was partially offset by:

• Ch$31,047 million less in income due to tariff adjustments in previous fiscal years in Edesur, which was recognized during first quarter of the year 2007.

• Ch$20,541 million less in income due to provision reversals during the 2007.

• Ch$18,409 million increase in tax expense in Chile.

• Ch$9,159 million less in revenues in CIEN due to the liquidation of its contract with Cemsa, recognized in 2007.

Price-level restatement underwent a negative change of Ch$5,572 million, primarily due to the impact of higher inflation during the present period which reached 6.9% versus 5.1% during the same period in 2007. This change has affected both non-monetary and monetary assets and liabilities, mainly UF-denominated bonds, in addition to updated income accounts.

Foreign currency translation as of September 30th, 2008 revealed a negative change of Ch$3,511 million, dropping from a positive balance of Ch$12,310 million in 2007 to Ch$8,799 million for the current period. This is the result of both an active position of mismatch in dollars held by the company during both periods and changes in the Chilean peso-dollar parity. Consequently, during the previous period the exchange rate drop $21.16 pesos from Ch$532.39 to Ch$511.23 while it increased up to Ch$54.42 this period from Ch$496.89 to Ch$551.31.

Income Taxes and Deferred Taxes during the current period it was recorded an expense of Ch$273,177 million, which represents an increment of Ch$77,471 million when compared to the Ch$195,706 million expense recorded as of September 30, 2007.

The Income Tax Expense increased Ch$62,057 million, which is primarily due to greater income tax provisions in our following subsidiaries: Emgesa (Ch$33,573 million), Codensa (Ch$16,121 million), Ampla (Ch$15,655 million), Pehuenche (Ch$10,168 million), Pangue (Ch$5,305 million), San Isidro (Ch$2,714 million) and Costanera (Ch$2,293 million), partially offset by lower Income Tax provisions in our affiliates: Coelce (Ch$6,723 million), CIEN (Ch$6,310 million), Endesa Chile (Ch$6,163 million), El Chocón (Ch$5,219 million) and Edegel (Ch$1,667 million).

With respect to Deferred Taxes, which do not represent cash flows, they recorded a greater expense of Ch$15,414 million, primarily due to the recorded changes in CIEN (Ch$19,139), Endesa Chile (Ch$5,779 million), Coelce (Ch$5,229 million), San Isidro (Ch$5,221 million), Chilectra (Ch$4,846 million) and Edelnor (Ch$3,835 million), which was partially offset by Edesur (Ch$10,513 million), Ampla (Ch$7,841 million), Ampla Investimento (Ch$4,458 million), Edegel (Ch$3,377 million) and Codensa (Ch$3,161 million).

Negative Goodwill Amortization amounted to Ch$4,177 million as of September 30th, 2008 which does not represent any significant change from the same period last year for which this figure totaled Ch$3,705 million.

Minority Interest increased by Ch$245,305 million for a total of Ch$440,263 million. The foregoing is the consequence of the significant increase in the results of some of our subsidiaries that now have a high percentage of minority interest. Such is the case of Endesa Chile, which increased by Ch$64,645 million, Codensa (Ch$56,838) million, Emgesa (Ch$47,385 million), Endesa Brazil (Ch$31,789 million), Coelce (Ch$24,817 million) and Ampla (Ch$7,099 million), partially offset by the drop in Edesur (Ch$3,132 million) and El Chocón (Ch$3.076 million).

Pg. 17

PRESS RELEASE Nine Months 2008

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	9M 07	9M 08	Var 07-08	Chg %

Liquidity	Times	1.24	1.20	(0.04)	(3.2%)
Acid ratio test *	Times	1.14	1.11	(0.03)	(2.6%)
Working capital	million Ch$	415,541	388,027	(27,514)	(6.6%)
Working capital	th. US$	753,733	703,828	(49,906)	(6.6%)
Leverage **	Times	0.99	0.94	(0.05)	(5.1%)
Short-term debt	%	0.29	0.32	0.03	10.3%
Long-term debt	%	0.71	0.68	(0.03)	(4.2%)
Interest Coverage***	Times	4.18	5.25	1.07	25.6%
EBITDA****	th. US$	2,380,862	3,085,352	704,490	29.6%
O.I./O.R.	%	26.89	29.21	2.32	8.6%
ROE	%	5.60%	13.51%	7.91%	141.2%
ROA	%	1.41%	3.57%	2.16%	152.8%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

The liquidity index as of September 2008 amounted to 1.20 times, revealing a 0.04 times decrease, which is equivalent to 3.2% drop as compared to the same period last year. The latter is due to a temporary situation: In effect, during the second quarter took place the refinancing of Endesa Chile’s bonds that mature in less than one year and that were transferred to the short term. Despite the latter, the indexes reflect that the company enjoys a sound position in terms of liquidity, while it continues to hold bank debt and finance its investments with cash surplus, while having an appropriate schedule of debt maturity.

The indebtedness ratio reached 0.94 as of September 30, 2008, a decreased of 5.1% over its 2007 level.

Interest coverage increased 1.07 times or the equivalent of 25.6% as it jumped from 4.18 times in September 2007 to 5.25 times in the current period. This is due to the better results obtained by the Enersis Group during this period, in addition to a reduction in interest expense.

Furthermore, the annual ROE amounted to 13.51%, which was 5.60% by the same period last year.

Annual ROA jumped from 1.41% in September 2007 to 3.57% as of September 30, 2008, which is also a reflection of the better results recorded for this year, partly offset by an increase in dollar-denominated assets.

Pg. 18

PRESS RELEASE Nine Months 2008

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	9M 07	9M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	99,527	66,395	(33,132)	(33.3%)
Time deposits	319,690	456,008	136,318	42.6%
Marketable securities	12,845	14,993	2,148	16.7%
Accounts receivable, net	1,007,789	1,037,699	29,911	3.0%
Notes receivable, net	12,591	10,164	(2,427)	(19.3%)
Other accounts receivable, net	104,618	93,708	(10,910)	(10.4%)
Amounts due from related companies	152,920	22,487	(130,433)	(85.3%)
Inventories	115,375	103,782	(11,593)	(10.0%)
Income taxes recoverable	157,655	123,360	(34,295)	(21.8%)
Prepaid expenses	48,435	57,832	9,397	19.4%
Deferred income taxes	63,328	80,596	17,268	27.3%
Other current assets	69,056	305,349	236,294	-

Total currrent assets	2,163,828	2,372,374	208,546	9.6%

PROPERTY, PLANT AND EQUIPMENT
Land	147,663	151,251	3,588	2.4%
Buildings and infraestructure and works in progress	12,223,860	12,666,915	443,055	3.6%
Machinery and equipment	2,183,921	2,310,631	126,710	5.8%
Other plant and equipment	710,368	718,962	8,594	1.2%
Technical appraisal	36,079	35,833	(246)	(0.7%)
Sub - Total	15,301,891	15,883,592	581,701	3.8%
Accumulated depreciation	(6,559,758)	(6,962,536)	(402,778)	(6.1%)

Total property, plant and equipment	8,742,133	8,921,056	178,923	2.0%

OTHER ASSETS
Investments in related companies	118,123	102,161	(15,962)	(13.5%)
Investments in other companies	25,632	25,498	(134)	(0.5%)
Positive goodwill, net	702,711	637,983	(64,728)	(9.2%)
Negative goodwill, net	(43,802)	(37,243)	6,559	15.0%
Long-term receivables	225,228	204,228	(21,000)	(9.3%)
Amounts due from related companies	544	104,077	103,533	-
Deferred income taxes	-	-	-	-
Intangibles	101,198	110,729	9,531	9.4%
Accumulated amortization	(64,030)	(73,387)	(9,357)	(14.6%)
Others assets	294,137	272,805	(21,332)	(7.3%)

Total other assets	1,359,743	1,346,850	(12,893)	(0.9%)

TOTAL ASSETS	12,265,704	12,640,280	374,576	3.1%

Pg. 19

PRESS RELEASE Nine Months 2008

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	9M 07	9M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	180,528	120,431	(60,097)	(33.3%)
Time deposits	579,874	827,136	247,262	42.6%
Marketable securities	23,299	27,195	3,896	16.7%
Accounts receivable, net	1,827,989	1,882,243	54,254	3.0%
Notes receivable, net	22,839	18,436	(4,403)	(19.3%)
Other accounts receivable, net	189,762	169,973	(19,789)	(10.4%)
Amounts due from related companies	277,375	40,788	(236,587)	(85.3%)
Inventories	209,274	188,247	(21,027)	(10.0%)
Income taxes recoverable	285,964	223,758	(62,206)	(21.8%)
Prepaid expenses	87,854	104,899	17,045	19.4%
Deferred income taxes	114,867	146,190	31,323	27.3%
Other current assets	125,257	553,861	428,604	-

Total currrent assets	3,924,884	4,303,157	378,273	9.6%

PROPERTY, PLANT AND EQUIPMENT
Land	267,840	274,348	6,508	2.4%
Buildings and infraestructure and works in progress	22,172,389	22,976,030	803,641	3.6%
Machinery and equipment	3,961,331	4,191,164	229,833	5.8%
Other plant and equipment	1,288,510	1,304,098	15,588	1.2%
Technical appraisal	65,442	64,996	(446)	(0.7%)
Sub - Total	27,755,512	28,810,636	1,055,124	3.8%
Accumulated depreciation	(11,898,493)	(12,629,076)	(730,583)	(6.1%)

Total property, plant and equipment	15,857,019	16,181,560	324,541	2.0%

OTHER ASSETS
Investments in related companies	214,259	185,305	(28,954)	(13.5%)
Investments in other companies	46,493	46,250	(243)	(0.5%)
Positive goodwill, net	1,274,620	1,157,213	(117,407)	(9.2%)
Negative goodwill, net	(79,451)	(67,554)	11,897	15.0%
Long-term receivables	408,532	370,441	(38,091)	(9.3%)
Amounts due from related companies	987	188,781	187,794	-
Deferred income taxes	-	-	-	-
Intangibles	183,559	200,847	17,288	9.4%
Accumulated amortization	(116,142)	(133,114)	(16,972)	(14.6%)
Others assets	533,524	494,830	(38,694)	(7.3%)

Total other assets	2,466,382	2,443,000	(23,382)	(0.9%)

TOTAL ASSETS	22,248,285	22,927,717	679,432	3.1%

Pg. 20

PRESS RELEASE Nine Months 2008

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	9M 07	9M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	146,458	168,766	22,308	15.2%
Current portion of long-term debt due to banks and financial institutions	149,646	159,967	10,321	6.9%
Current portion of bonds payable	382,209	433,397	51,188	13.4%
Current portion of long-term notes payable	32,014	36,247	4,233	13.2%
Dividends payable	45,576	107,646	62,069	136.2%
Accounts payable	491,646	491,863	217	0.0%
Short-term notes payable	15,439	15,222	(217)	(1.4%)
Miscellaneous payables	100,876	146,725	45,850	45.5%
Accounts payable to related companies	26,136	33,159	7,023	26.9%
Accrued expenses	88,113	94,964	6,851	7.8%
Withholdings	95,148	106,936	11,788	12.4%
Income taxes payable	12,613	38,586	25,973	-
Anticipated income	10,265	9,096	(1,169)	(11.4%)
Reinbursable financial contribution	1,350	1,447	97	7.1%
Other current liabilities	150,798	140,327	(10,471)	(6.9%)

Total current liabilities	1,748,287	1,984,347	236,060	13.5%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,054,434	1,215,076	160,642	15.2%
Bonds payable	2,346,356	1,969,597	(376,759)	(16.1%)
Long -term notes payable	128,024	116,811	(11,213)	(8.8%)
Accounts payables	154,178	132,578	(21,600)	(14.0%)
Amounts payable to related companies	10,493	7,780	(2,713)	(25.9%)
Accrued expenses	393,939	371,464	(22,475)	(5.7%)
Deferred income taxes	6,948	98,672	91,724	100.0%
Reinbursable financial contribution	4,188	4,316	128	3.1%
Other long-term liabilities	250,784	239,599	(11,185)	(4.5%)

Total long-term liabilities	4,349,344	4,155,893	(193,451)	(4.4%)

Minority interest	3,073,959	3,149,549	75,590	2.5%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,639,906	2,594,015	(45,890)	(1.7%)
Additional paid-in capital	134,635	178,987	44,352	32.9%
Additional paid-in capital (share premium)	197,726	197,617	(110)	(0.1%)
Other reserves	(424,317)	(440,608)	(16,291)	3.8%
Total capital and reserves	2,547,951	2,530,011	(17,939)	(0.7%)
Retained earnings	416,079	481,234	65,155	15.7%
Net income for the period	130,085	339,245	209,161	160.8%
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	546,164	820,479	274,316	50.2%

Total shareholder´s equity	3,094,114	3,350,491	256,377	8.3%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12,265,704	12,640,280	374,576	3.1%

Pg. 21

PRESS RELEASE Nine Months 2008

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	9M 07	9M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	265,654	306,118	40,464	15.2%
Current portion of long-term debt due to banks and financial institutions	271,437	290,159	18,722	6.9%
Current portion of bonds payable	693,274	786,122	92,848	13.4%
Current portion of long-term notes payable	58,068	65,746	7,678	13.2%
Dividends payable	82,669	195,255	112,586	136.2%
Accounts payable	891,778	892,172	394	0.0%
Short-term notes payable	28,005	27,611	(394)	(1.4%)
Miscellaneous payables	182,975	266,140	83,165	45.5%
Accounts payable to related companies	47,407	60,145	12,738	26.9%
Accrued expenses	159,824	172,251	12,427	7.8%
Withholdings	172,586	193,967	21,381	12.4%
Income taxes payable	22,879	69,990	47,111	-
Anticipated income	18,620	16,500	(2,120)	(11.4%)
Reinbursable financial contribution	2,449	2,624	175	7.1%
Other current liabilities	273,526	254,534	(18,992)	(6.9%)

Total current liabilities	3,171,150	3,599,331	428,181	13.5%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,912,597	2,203,979	291,382	15.2%
Bonds payable	4,255,965	3,572,576	(683,389)	(16.1%)
Long -term notes payable	232,219	211,879	(20,340)	(8.8%)
Accounts payables	279,657	240,478	(39,179)	(14.0%)
Amounts payable to related companies	19,033	14,113	(4,920)	(25.9%)
Accrued expenses	714,551	673,785	(40,766)	(5.7%)
Deferred income taxes	12,602	178,977	166,375	100.0%
Reinbursable financial contribution	7,596	7,828	232	3.1%
Other long-term liabilities	454,888	434,600	(20,288)	(4.5%)

Total long-term liabilities	7,889,107	7,538,215	(350,892)	(4.4%)

Minority interest	5,575,736	5,712,845	137,109	2.5%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,788,424	4,705,185	(83,239)	(1.7%)
Additional paid-in capital	244,210	324,658	80,448	32.9%
Additional paid-in capital (share premium)	358,648	358,450	(198)	(0.1%)
Other reserves	(769,652)	(799,202)	(29,550)	3.8%
Total capital and reserves	4,621,629	4,589,090	(32,539)	(0.7%)
Retained earnings	754,710	872,892	118,182	15.7%
Net income for the period	235,955	615,344	379,389	160.8%
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	990,665	1,488,236	497,571	50.2%

Total shareholder´s equity	5,612,295	6,077,326	465,031	8.3%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	22,248,286	22,927,717	679,431	3.1%

Pg. 22

PRESS RELEASE Nine Months 2008

CONSOLIDATED BALANCE SHEET ANALYSIS

The company’s total assets as of September 2008 increased by Ch$374,576 million compared to the same period last year, which is mainly due to:

• A Ch$208,546 million increase in Current assets, equal to 9,6%, as a result of:

• An increased debtors due sales of Ch$29,910 million, as a result of the higher invoicing level in Endesa Costanera by Ch$21,155 million, Codensa by Ch$16,091 million, Endesa Chile Ch$15,938 million, San Isidro Ch$7,569 million, Emgesa Ch$4,963 million, Celta Ch$4,781 million and Edegel Ch$4,469 million, which was partially offset by a drop of Ch$30,469 million in Coelce and in Ampla of Ch$14,616 million.

• A Ch$130,433 million drop in instruments receivable from related companies mainly because of the long-term transfer of the Ch$98,633 million Atacama Finance Co. receivable document and the drop of accounts receivable from GNL Quintero of Ch$22,243 million and GNL Chile of Ch$4,782 million.

• A Ch$136,318 million increase in time deposits primarily due to a greater lending volume to Endesa Brasil of Ch$100,043 million, Ampla of Ch$46,161 million, Coelce Ch$42,070 million, Ampla Investimento of Ch$13,765 million, CIEN of Ch$10,960 million and Endesa Chile of Ch$14,092 million. The foregoing is partly offset by drops occurring in Emgesa of Ch$27,717 million, Codensa of Ch$15,357 million, Edelnor of Ch$14,069 million, Edesur of Ch$12,807 million and CGTF of Ch$9,457 million.

• A Ch$236,294 million increase in other current assets, explained mostly by greater repurchase agreement investments in Endesa Chile of Ch$150,090 million, Enersis of Ch$47,332 million, and Chilectra of Ch$25,105 million. Furthermore, by an increase of Ch$4,807 million in Enersis investments in deposits for obligations and guarantees and an additional Ch$13,773 million investment in Coelce related to the Brazilian government’s “Light for All” project. This is partially offset by a drop in the Fair Value of derivative contracts of Ch$5,082 million.

• A Ch$34,295 million decrease in recoverable taxes resulting from the drops in Emgesa of Ch$16,322 million, Endesa Chile of Ch$21,123 million, CIEN Ch$5,389 million, Coelce Ch$2,903 million and Ampla Ch$1,514 million, partially offset by the increase in San Isidro of Ch$9,043 million and in Endesa Eco of Ch$2,442 million.

• A Ch$33,132 million drop in available cash explained mostly by smaller balances in Emgesa (Ch$33,581 million), Ampla (Ch$7,687 million), Coelce (Ch$4,290 million) and Endesa Brasil (Ch$3,006 million) and partially offset by positive balances in Hidroinvest (Ch$8,035 million) and CIEN (Ch$8,314 million).

• A $178,923 million increase in Fixed Assets, equivalent to a 2.0% increase, mostly attributable to fixed asset additions during the last year, amounting to approximately Ch$739,000 million. This was partly offset by the 1-year fixed asset depreciation of approximately Ch$465,000 million, fixed asset sales totaling Ch$2,692 million and by the impact of the real foreign exchange rate over the assets of foreign companies, as a result of the methodology of carrying non-monetary assets stated in historic US dollars, pursuant to Technical Bulleting N°64 at those affiliates that reside in unstable countries by approximately Ch$93,000 million.

Pg. 23

PRESS RELEASE Nine Months 2008

• A Ch$12,893 million reduction in Other Assets primarily due to the following:

• A drop in Goodwill on investments of Ch$64.727 million, basically due to the Goodwill amortization on investments recorded during the last 12 months.

• A drop in Other Long-term Assets of Ch$21,332 million, which is basically explained by lower deferred assets of Ch$15,817 million in Coelce, lower losses, not realized by Enersis derivative contracts totaling Ch$7,127 and lower bond placement costs of Ch$2,768 million, partially offset by increased guarantee deposits totaling Ch$4,001 million.

• A drop in Long-term Debtors of Ch$21.001 million, mainly as a consequence of a drop in Ampla’s regulatory assets, amounting to Ch$14.905 million and a drop in the account receivable for the charges on Edesur’s retroactive income of Ch$5,895 million.

• A drop in investments made in related companies, by Ch$15,963 million, mainly because of a drop of investments in Gas Atacama Holding Ltda. Of Ch$58,982 million; which, in turn, is mostly explained by the deterioration clause recorded over such investment as of the year 2007 for Ch$52,264 million. The foregoing is partially offset by a larger investment in the Aysén Hydroelectric project, of Ch$23,253 million and in GNL Quintero S.A., of Ch$19,645 million.

• An increase of the companies Accounts receivable from related companies for Ch$103,532 million, mainly the result of transferring to the long-term the account receivable from Atacama Finance, of Ch$101,025 million and increased accounts receivable to SEC Systems for Ch$2,523 million.

The company’s total liabilities increased by Ch$378,576 million from the same period last year, which was largely due to the following:

• An increase in current liabilities of Ch$236,060 million, equal to 13.5%, resulting from changes in the following areas:

• A Ch$62,069 million increase in dividends payable: Ch$43,223 million correspond to more third-party dividends payable and Ch$18,846 million to Endesa Internacional.

• An increase in short-term public debt of Ch$51,188 million mostly due to a transfer to the long term in Endesa Chile of Ch$114,674, Codensa (Ch$12,688 million), Edegel (Ch$6,402 million) and Edelnor (Ch$4,557 million), which were partially offset by payments in Ampla for Ch$88,864 million.

• Increased Sundry Debtors of Ch$45,850 million, mostly explained by the transfer from the short term of Endesa Brasil’s IFC put option contract of shares of Ch$52,851 million, partly offset by lower equity taxes in Codensa of Ch$5,835 million and a drop in Coelce of Ch$3,035 million.

• An increase in Bank Debt in the amount of Ch$22,308 million, mainly because of the Ch$40,084 million increase in Coelce, the Ch$31,500 increase in Enersis and the Ch$12,025 million increase Chilectra, which were partly offset by the Ch$46,824 million drop in Codensa and the Ch$14,842 million drop in Edelnor.

• An increase in the income tax amount of Ch$25,973 million, resulting from the Ch 19,513 million in Emgesa, the Ch$2,896 million in Codensa and the Ch$2,293 million in Edesur.

Pg. 24

PRESS RELEASE Nine Months 2008

• Long-term liabilities decreased by Ch$193,451 million, equal to 4.4%, in large part due to the following:

• A decrease in public debt in the amount of Ch$376,759 million, primarily due to a transfer to the short term in Endesa Chile of Ch$341.792 million, in Edegel of Ch$24,373 million, and in Emgesa of Ch$25,344 million. The latter was partly offset by increased new bond placements in Edegel amounting to Ch$20,013 million.

• A drop in Provisions in the amount of Ch$22,475 million as a result of smaller labor and third-party contingencies in Brazil (Ch$35,298 million) and lower provisions on account of food pensions in Colombia (Ch$7,493 million), which was partly compensated by the increased actuarial value of employee benefits and retired personnel in Ampla and Coelce of Ch$23,547 million.

• An increase in long-term bank debt in the amount of Ch$160,642 million due to more bank credit in Endesa Chile of Ch$233,962 million in revolving funds, in Ampla of Ch$48,043 million and Ch$16,264 million in Edegel, partly offset by a reduction in Enersis of Ch$112,875 million, in El Chocón of Ch$13,567 million and Costanera of Ch$13,136 million.

• An increase in long-term deferred taxes of Ch$91,724 million, which can be partly explained by the impact of a reduction in deferred tax expenses, primarily due to a reversal in the valuation allowance in Betania given the merger with Emgesa.

Minority interest totaled Ch$3,149,549 million, revealing an increase of Ch$75,590 million, equal to 2.5%, as a consequence of increments in the companies’ shareholders’ equities because of the results of the current period and the effect of the dollar-peso exchange rate.

Shareholders’ equity increased by Ch$256,376 million with respect of September 2007. This change is primarily due to the period’s income of Ch$209,161 million and an increase of the accumulated results totaling Ch$65,155 million, which was partly offset by reserves drops of Ch$16,291 million, largely due to the exchange rate effect of the dollar on investment hedges abroad and a Ch$1,539 million decrease in capital revaluation.

Pg. 25

PRESS RELEASE Nine Months 2008

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$
Table 8

							TOTAL

Million Ch$	2008	2009	2010	2011	2012	Balance

Chile	32,963	451,410	150,801	120,064	13,143	1,278,439	2,046,819

Enersis	15,994	101,160	1,964	2,077	2,196	494,368	617,758
Chilectra	12,021	-	-	-	-	-	12,021
Other (*)	3,719	2,435	2,947	-	-	-	9,102
Endesa Chile (**)	1,228	347,815	145,890	117,987	10,947	784,072	1,407,938

Argentina	19,225	63,730	51,247	59,897	19,221	6,389	219,708

Edesur	68	12,020	15,235	15,285	5,953	-	48,561
Costanera	15,941	35,687	23,148	21,640	13,268	6,389	116,072
Chocon	3,216	16,023	12,864	22,971	-	-	55,075
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	43,315	67,620	40,212	57,178	65,733	148,991	423,049

Edelnor	21,667	13,750	11,111	15,757	16,667	74,939	153,893
Edegel	21,648	53,869	29,101	41,420	49,066	74,051	269,156

Brazil	12,615	177,347	172,072	216,512	211,678	115,775	905,997

Endesa Brasil	-	-	-	-	-	-	-
Coelce	4,878	90,458	34,528	35,212	34,031	45,667	244,774
Ampla	3,769	78,825	71,484	114,814	112,028	35,844	416,764
Cachoeira	-	-	-	-	-	-	-
Cien	1,374	2,594	60,194	60,194	58,871	-	183,227
Fortaleza	2,594	5,469	5,866	6,291	6,748	34,264	61,232

Colombia	2,274	93,502	56,986	152,112	85,875	269,112	659,860

Codensa	1,775	12,676	56,986	50,704	8,549	162,633	293,323
Emgesa	499	80,826	-	101,408	77,326	106,478	366,538
Betania	-	-	-	-	-	-	-

TOTAL	110,391	853,608	471,318	605,762	395,650	1,818,705	4,255,433

(*) Includes: CAM
(**) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$
Table 8.1

							TOTAL

Thousand US$	2008	2009	2010	2011	2012	Balance

Chile	59,790	818,795	273,532	217,779	23,839	2,318,912	3,712,646

Enersis	29,011	183,490	3,562	3,767	3,983	896,714	1,120,528
Chilectra	21,804	-	-	-	-	-	21,804
Other (*)	6,747	4,416	5,346	-	-	-	16,509
Endesa Chile (**)	2,228	630,888	264,623	214,012	19,856	1,422,197	2,553,805

Argentina	34,871	115,597	92,955	108,644	34,865	11,588	398,519

Edesur	123	21,802	27,634	27,726	10,798	-	88,083
Costanera	28,914	64,730	41,988	39,252	24,066	11,588	210,538
Chocon	5,833	29,064	23,333	41,667	-	-	99,898
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	78,567	122,653	72,940	103,713	119,231	270,248	767,352

Edelnor	39,301	24,941	20,155	28,582	30,232	135,929	279,140
Edegel	39,266	97,712	52,785	75,131	89,000	134,319	488,212

Brazil	22,881	321,682	312,114	392,722	383,955	209,999	1,643,354

Endesa Brasil	-	-	-	-	-	-	-
Coelce	8,847	164,079	62,630	63,870	61,727	82,834	443,986
Ampla	6,836	142,977	129,661	208,257	203,204	65,016	755,952
Cachoeira	-	-	-	-	-	-	-
Cien	2,492	4,706	109,183	109,183	106,785	-	332,348
Fortaleza	4,706	9,921	10,640	11,412	12,239	62,149	111,067

Colombia	4,124	169,600	103,365	275,910	155,765	488,131	1,196,895

Codensa	3,219	22,993	103,365	91,970	15,506	294,994	532,047
Emgesa	905	146,607	-	183,940	140,259	193,137	664,848
Betania	-	-	-	-	-	-	-

TOTAL	200,233	1,548,326	854,906	1,098,768	717,655	3,298,879	7,718,767

(*) Includes: CAM
(**) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 26

PRESS RELEASE Nine months 2008

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	9M 07	9M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	130,085	339,245	209,160	160.8%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(690)	(4,948)	(4,258)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	345,321	363,837	18,516	5.4%
Amortization of intangibles	8,254	7,001	(1,253)	(15.2%)
Write-offs and accrued expenses	43,274	25,227	(18,047)	(41.7%)
Equity in income of related companies	(2,757)	(2,971)	(214)	(7.8%)
Equity in losses of related companies	6,223	4,569	(1,654)	(26.6%)
Amortization of positive goodwill	47,994	48,058	64	0.1%
Amortization of negative goodwill	(3,705)	(4,177)	(472)	(12.7%)
Price-level restatement, net	12,720	18,292	5,572	43.8%
Exchange difference, net	(12,310)	(8,799)	3,511	28.5%
Other credits to income which do not represent cash flows	(50,251)	(114,453)	(64,202)	(127.8%)
Other charges to income which do not represent cash flows	185,137	35,930	(149,207)	(80.6%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(178,017)	65,669	243,686	N/A
Decrease (increase) in inventory	(40,900)	6,887	47,787	(116.8%)
Decrease (increase) in other assets	(44,712)	(188,933)	(144,221)	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	143,390	62,848	(80,542)	(56.2%)
Decreased (increase) of payable interest	214	19,122	18,908	-
Decreased (increase) in income tax payable	(118,682)	97,998	216,680	N/A
Decreased (increase) in other accounts payable associated with non-operating results	12,174	42,579	30,405	249.8%
Decreased (increase) in value added tax and other similar taxes payable, net	(63,178)	6,907	70,085	N/A
Income (loss) attributable to minority interest	194,958	440,263	245,305	125.8%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	614,542	1,260,150	645,608	105.1%

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	673,060	817,367	144,307	21.4%
Proceeds from bond issuance	361,171	44,709	(316,462)	(87.6%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	448	448	-
Capital paid	-	-	-	-
Dividends paid	(449,697)	(330,167)	119,530	26.6%
Payment of debt	(630,605)	(707,424)	(76,819)	(12.2%)
Payment of bonds	(135,972)	(319,742)	(183,770)	135.2%
Payments of loans obtained from related companies	(1,920)	(1,323)	597	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(1,514)	(13,297)	(11,783)	-

NET CASH FLOW FROM FINANCING ACTIVITIES	(185,478)	(509,430)	(323,952)	(174.7%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	3,404	2,692	(712)	(20.9%)
Sale of investment	-	7,731	7,731	-
Other loans received from related companies	-	52,213	52,213	-
Other receipts from investments	46,813	8,946	(37,867)	(80.9%)
Additions to property, plant and equipment	(439,520)	(547,455)	(107,935)	(24.6%)
Long-term investments	(36,722)	(19,507)	17,215	46.9%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(30,335)	(28,740)	1,595	(5.3%)
Other investment disbursements	(59,523)	(9,445)	50,078	(84.1%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(515,882)	(533,565)	(17,683)	(3.4%)

NET CASH FLOW FOR THE PERIOD	(86,818)	217,155	303,973	N/A

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	20,000	(67,378)	(87,378)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	(66,819)	149,777	216,596	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	505,551	616,301	110,750	21.9%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	438,732	766,079	327,347	74.6%

Pg. 27

PRESS RELEASE Nine months 2008

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	9M 07	9M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	235,954	615,344	379,390	160.8%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(1,251)	(8,975)	(7,724)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	626,364	659,951	33,587	5.4%
Amortization of intangibles	14,972	12,699	(2,273)	(15.2%)
Write-offs and accrued expenses	78,493	45,758	(32,735)	(41.7%)
Equity in income of related companies	(5,001)	(5,389)	(388)	(7.8%)
Equity in losses of related companies	11,288	8,287	(3,001)	(26.6%)
Amortization of positive goodwill	87,054	87,171	117	0.1%
Amortization of negative goodwill	(6,720)	(7,577)	(857)	(12.7%)
Price-level restatement, net	23,072	33,178	10,106	43.8%
Exchange difference, net	(22,329)	(15,960)	6,369	28.5%
Other credits to income which do not represent cash flows	(91,148)	(207,603)	(116,455)	(127.8%)
Other charges to income which do not represent cash flows	335,813	65,172	(270,641)	(80.6%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(322,898)	119,114	442,012	N/A
Decrease (increase) in inventory	(74,187)	12,492	86,679	(116.8%)
Decrease (increase) in other assets	(81,101)	(342,699)	(261,598)	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	260,090	113,998	(146,092)	(56.2%)
Decreased (increase) of payable interest	388	34,685	34,297	-
Decreased (increase) in income tax payable	(215,273)	177,756	393,029	N/A
Decreased (increase) in other accounts payable associated with non-operating results	22,082	77,232	55,150	249.8%
Decreased (increase) in value added tax and other similar taxes payable, net	(114,596)	12,528	127,124	N/A
Income (loss) attributable to minority interest	353,627	798,576	444,949	125.8%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,114,692	2,285,737	1,171,045	105.1%

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	1,220,838	1,482,591	261,753	21.4%
Proceeds from bond issuance	655,114	81,095	(574,019)	(87.6%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	813	813	-
Capital paid	-	-	-	-
Dividends paid	(815,688)	(598,878)	216,810	26.6%
Payment of debt	(1,143,830)	(1,283,169)	(139,339)	(12.2%)
Payment of bonds	(246,634)	(579,968)	(333,334)	135.2%
Payments of loans obtained from related companies	(3,483)	(2,400)	1,083	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(2,746)	(24,120)	(21,374)	-

NET CASH FLOW FROM FINANCING ACTIVITIES	(336,433)	(924,035)	(587,602)	(174.7%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	6,174	4,883	(1,291)	(20.9%)
Sale of investment	-	14,023	14,023	-
Other loans received from related companies	-	94,707	94,707	-
Other receipts from investments	84,912	16,227	(68,685)	(80.9%)
Additions to property, plant and equipment	(797,228)	(993,008)	(195,780)	(24.6%)
Long-term investments	(66,609)	(35,383)	31,226	46.9%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(55,023)	(52,130)	2,893	(5.3%)
Other investment disbursements	(107,966)	(17,132)	90,834	(84.1%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(935,740)	(967,814)	(32,074)	(3.4%)

NET CASH FLOW FOR THE PERIOD	(157,476)	393,889	551,365	N/A

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	36,277	(122,214)	(158,491)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	(121,199)	271,675	392,874	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	917,000	1,117,885	200,885	21.9%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	795,801	1,389,560	593,759	74.6%

Pg. 28

PRESS RELEASE Nine months 2008

CONSOLIDATED CASH FLOW ANALYSIS

During the period the company generated a positive net cash flow totaling Ch$217,155 million, which can be broken down as follows:

Table 10

Effective Cash Flow (million Ch$)	9M 07	9M 08	Var 07-08	Chg %

Operating	614,542	1,260,150	645,608	105.1%
Financing	(185,478)	(509,430)	(323,952)	(174.7%)
Investment	(515,882)	(533,565)	(17,683)	(3.4%)

Net cash flow of the period	(86,818)	217,155	303,973	N/A

Table 10.1

Effective Cash Flow (thousand US$)	9M 07	9M 08	Var 07-08	Chg %

Operating	1,114,692	2,285,737	1,171,045	105.1%
Financing	(336,433)	(924,035)	(587,602)	(174.7%)
Investment	(935,740)	(967,814)	(32,074)	(3.4%)

Net cash flow of the period	(157,476)	393,889	551,365	N/A

As of September 30, 2008, operating activities generated a positive net cash flow of Ch$1,260,150 million, which represents a 105.1% increase over last year. This flow is primarily made up of the following:

Net income of Ch$339,245 million, plus

  Ch$502,913 million in charges that do not represent cash flow but that mostly correspond to Ch$363,837 million in depreciation for the period, Ch$25,227 million in write-downs and provisions, Ch$48,058 million in goodwill amortization, Ch$7,001 million in amortization of intangibles, Ch$4,569 million in loss on permanent investments, and Ch$35,930 million in other charges that do not represent cash flow, which includes the BT 64 negative conversion effect of foreign subsidiaries for a sum of Ch$24,659 million.

  Ch$229,454 million due to changes in net liabilities that affect operating cash flow.

The above was partly offset by:

  Ch$130,400 million in credits that do not represent cash flow, which correspond to Ch$114,453 million in other credits that do not represent cash flow, of which Ch$109,217 million correspond to the positive conversion effect of subsidiaries abroad, Ch$2,971 million correspond to investment income in related companies, and Ch$4,177 million to negative goodwill amortization.

  Changes in net assets affecting operating flow amount to Ch$116,378 million.

Pg. 29

PRESS RELEASE Nine months 2008

Financing activities generated a negative net flow of Ch$509,430 million due to loan payments for Ch$707,424 million, dividends payments for Ch$330,167 million, public debt payments for Ch$319,742 million, documented loan payments from related companies for Ch$1.323 million, and other disbursements for Ch$13,298 million. The latter is partly offset by loans secured for Ch$817,367 million, bond floats for Ch$44,709 million and other sources of financing totaling $Ch448 million.

Investment activities generated a negative net flow of Ch$533,566 million, which, when compared to the same period last year, represent a greater cash contribution equal to 3.4% or Ch$17,683 million. These disbursements correspond in part to the incorporation of fixed assets for Ch$547,455 million, permanent investments for Ch$19,507 million, other loans to related companies for Ch$28,739 million, and other disbursements for Ch$9,445 million. The foregoing was partly offset by $52,213 million of related companies loan payments, Ch$7,731 million in sales collected on permanent investments, Ch$2,691 million in sales collected on fixed assets, and other investment income for Ch$8,945 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	9M 07	9M 08	9M 07	9M 08	9M 07	9M 08	9M 07	9M 08	9M 07	9M 08

Argentina	206	256	6,276	184	1,513	407	-	-	-	-
Peru	-	-	10,637	11,962	-	-	-	-	-	-
Brazil	-	-	61,319	29,780	-	-	-	-	-	-
Colombia	-	-	30,371	37,816	-	-	-	-	-	-

Total	206	256	108,602	79,743	1,513	407	-	-	-	-

Millions Ch$	Total Cash Received
	9M 07	9M 08

Argentina	7,995	847
Peru	10,637	11,962
Brazil	61,319	29,780
Colombia	30,371	37,816

Total	110,321	80,406

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	9M 07	9M 08	9M 07	9M 08	9M 07	9M 08	9M 07	9M 08	9M 07	9M 08

Argentina	374	464	11,384	334	2,744	739	-	-	-	-
Peru	-	-	19,294	21,698	-	-	-	-	-	-
Brazil	-	-	111,224	54,017	-	-	-	-	-	-
Colombia	-	-	55,088	68,594	-	-	-	-	-	-

Total	374	464	196,989	144,643	2,744	739	-	-	-	-

Thousand US$	Total Cash Received
	9M 07	9M 08

Argentina	14,502	1,537
Peru	19,294	21,698
Brazil	111,224	54,017
Colombia	55,088	68,594

Total	200,108	145,846

Source: Internal Financial Report

Pg. 30

PRESS RELEASE Nine months 2008

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	9M 07	9M 08	9M 07	9M 08

Endesa	157,279	184,446	157,267	167,656
Cachoeira (*)	1,470	291	10,622	10,320
Fortaleza (**)	1,345	462	2,895	3,645
Cien (**)	183	453	10,368	10,213
Chilectra S.A.	50,990	45,616	16,710	18,604
Edesur S.A.	27,581	61,423	31,958	31,877
Edelnor S.A.	17,804	21,571	13,784	12,213
Ampla	72,265	85,680	29,148	33,465
Coelce	78,694	100,379	33,287	34,639
Codensa S.A.	28,037	40,122	34,362	35,768
Cam Ltda.	1,213	1,694	1,342	1,614
Inmobiliaria Manso de Velasco Ltda.	907	1,464	260	209
Synapsis Soluciones y Servicios Ltda.	1,471	2,663	2,135	2,266
Holding Enersis	281	1,191	1,183	1,348

Total	439,520	547,455	345,321	363,837

Table 12.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	9M 07	9M 08	9M 07	9M 08

Endesa	285,282	334,560	285,260	304,105
Cachoeira (*)	2,667	528	19,267	18,720
Fortaleza (*)	2,439	838	5,250	6,612
Cien (*)	332	821	18,806	18,525
Chilectra S.A.	92,489	82,742	30,310	33,745
Edesur S.A.	50,028	111,413	57,967	57,821
Edelnor S.A.	32,293	39,127	25,002	22,153
Ampla	131,079	155,411	52,870	60,701
Coelce	142,740	182,073	60,378	62,830
Codensa S.A.	50,855	72,775	62,327	64,879
Cam Ltda.	2,201	3,073	2,434	2,927
Inmobiliaria Manso de Velasco Ltda.	1,646	2,655	471	379
Synapsis Soluciones y Servicios Ltda.	2,668	4,831	3,873	4,110
Holding Enersis	510	2,161	2,145	2,445

Total	797,227	993,008	626,361	659,951

Pg. 31

PRESS RELEASE Nine months 2008

ANALYSIS OF INTEREST RATE AND EXCHANGE RATE RISKS

The Company holds a portion of its debt in dollar-denominated instruments, due to the fact that some of its sales in markets where it operates are indexed to this currency. However, dollar indexation is greater in the Brazilian, Colombian, and Argentinean markets, and accordingly subsidiaries in these countries prefer to borrow in local currency. In the case of Argentina, dollar-based financing has gradually been replaced by financing in local currency to the extent that conditions governing terms and market rates allow for it.

Notwithstanding this natural exchange rate hedge, when facing a scenario in which the dollar is extremely volatile, the company has continued to follow a strategy of partially hedging its dollar-denominated liabilities in order to mitigate the impact of exchange rate fluctuations on its bottom line. Bearing in mind the significant reduction of accounting mismatch in recent years, which has reached sensible levels, the company has made changes to its dollar- chilean peso hedging policy with a view to establishing a cash flow hedging policy, along with the greatest degree of accounting mismatch allowed, in order to guide its hedging operations.

As of September 30th, 2008, the company’s consolidated hedged indebtedness in Chile amounted to US$ 600 million, thus enabling the company to comply with the aforementioned hedging policy. As of the same period in 2007, the company already had dollar/UF swap contracts for US$ 600 million and dollar/peso swap contracts for US$ 125 million as part of the previously-mentioned new hedging policy it had begun to enforce.

Regarding interest rate risk, the company’s consolidated debt is broken down into fixed and variable rates at approximately 67.7% and 32.3%, respectively, as of September 30th, 2008. The fixed-rate percentage of its indebtedness has decreased slightly when compared to the last year’s ratio of 70.8%/29.2%, as a result of refinancing new debt at a variable rate.

Pg. 32

PRESS RELEASE Nine months 2008

OTHER RISKS

As is customary for certain credit and capital market debt facilities, a portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions. Any matured default by any of the relevant subsidiaries could result in a cross default to Enersis and Endesa Chile, in which case, certain indebtedness held by these companies could potentially become due and payable.

Any default on debt exceeding an equivalent of US$30 million on an individual basis—after expiration of grace periods if applicable—by these companies or by any of their relevant subsidiaries could give rise to the prepayment of syndicated loans subscribed in 2004. Loans subscribed by Endesa in January and December 2006 and by Enersis in December 2006 contain US$50 million thresholds. Similarly, any default on loans exceeding an equivalent of US$30 million on an individual basis—after expiration of grace periods if applicable—by these companies or any of their subsidiaries could give rise to the prepayment of Yankee bonds. Furthermore, some financial covenants contain provisions according to which certain default events, in these companies or any of their relevant subsidiaries, such as bankruptcy, insolvency, adverse legal rulings and rulings for amounts exceeding US$ 50 million, and asset expropriation, could trigger the acceleration rights of such indebtedness.

The financial covenants do not contain clauses requiring the mandatory prepayment of indebtedness due to changes in control or the debt rating of these companies by risk classification agencies. However, a change in foreign-currency debt rating by the risk classification agency Standard & Poor’s (S&P) may give rise to a change in the margin applied when determining the interest rates of the syndicated loans signed in 2004 and 2006.

Pg. 33

PRESS RELEASE Nine months 2008

ARGENTINA

GENERATION

In Argentina, our Operating Income reached Ch$11,651 million, compared with Ch$23,134 million recorded during the same period of 2007, represents a 50% drop.

COSTANERA

Less hydraulic availability translated into greater use of thermal facilities which use costly fuels. The Operating Income of Endesa Costanera improved by Ch$8,686 million, coming in at Ch$7,438 million, due to a 3.5% increase in physical sales and average tariffs, all of which expanded operating revenues by 14.3% . More efficient managerial practices and a sound commercial policy made it possible for Endesa Costanera to boost its operating income despite the increment in the operating costs which grew by 9.6% mainly because of higher fuel cost throughout the period.

Table 13

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	348	398	191,812	219,184	14.3%
Operating Costs	(346)	(379)	(190,813)	(209,163)	(9.6%)
Gross Profit	2	18	999	10,021	-
Selling and Administrative Expenses	(4)	(5)	(2,246)	(2,583)	(15.0%)

Operating Income	(2)	13	(1,248)	7,438	-

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	6,013	6,245	232	3.9%
GWh Sold	6,034	6,246	211	3.5%
Market Share	7.8%	7.9%	-	0.8%

Pg. 34

PRESS RELEASE Nine months 2008

CHOCÓN

El Chocón recorded a Ch$20,192 million decrease in its Operating Income for a total figure of Ch$4,261 million for the current period, as a result of a 48.9% drop in physical sales compared to the previous year resulting from lower water flow management on the Limay River in addition to a poor hydrology.

Table 15

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	91	58	49,990	32,230	(35.5%)
Operating Costs	(45)	(49)	(24,543)	(26,920)	(9.7%)
Gross Profit	46	10	25,448	5,310	(79.1%)
Selling and Administrative Expenses	(2)	(2)	(995)	(1,050)	(5.1%)

Operating Income	44	8	24,453	4,261	(82.6%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	3,068	1,107	(1,961)	(63.9%)
GWh Sold	3,230	1,652	(1,578)	(48.9%)
Market Share	4.2%	2.1%	-	(50.2%)

Pg. 35

PRESS RELEASE Nine months 2008

DISTRIBUTION

EDESUR

In Argentina our subsidiary Edesur recorded a Ch$296 million increase in its Operating Income from Ch$16,980 million for first nine months of 2007 to Ch$17,276 million for the current period. The latter is primarily explained by greater demand and more customers which were partially offset by an increase in fixed costs. The increase in demand was triggered by greater economic activity and higher temperatures, which boosted physical sales by 1.5% for a total of 12,148 GWh.

Energy losses dropped by 10.8% and the number of customers increased 35,000, totaling 2.3 million customers.

Table 17

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	435	468	239,838	258,065	7.6%
Operating Costs	(344)	(359)	(189,856)	(198,188)	(4.4%)
Gross Profit	91	109	49,982	59,877	19.8%
Selling and Administrative Expenses	(60)	(77)	(33,002)	(42,601)	(29.1%)

Operating Income	31	31	16,980	17,276	1.7%

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	9M 07	9M 08	Var 07-08	Chg %

Customers (Th)	2,217	2,252	35	1.6%
GWh Sold	11,973	12,148	176	1.5%
Clients/Employee	880	861	(19)	(2.2%)
Energy Losses %	11.0	10.8	(0.2)	(1.5%)

Pg. 36

PRESS RELEASE Nine months 2008

BRAZIL

GENERATION

CACHOEIRA DOURADA

Operating Income in Brazil from our subsidiary Cachoeira Dourada as of September 2008 amounted to Ch$90,811 million, which is much higher than the Ch$41,552 million recorded during the same period in 2007, representing a 118,5% increase. The latter is the consequence of a sound business policy of adjusting energy sales contracts to fit higher prices on the energy market during the first months of this year, despite a 2.4% drop in physical sales that reached 3,154 GWh.

Table 20

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	124	235	68,522	129,472	89.0%
Operating Costs	(45)	(66)	(24,989)	(36,629)	(46.6%)
Gross Profit	79	168	43,533	92,844	113.3%
Selling and Administrative Expenses	(4)	(4)	(1,981)	(2,032)	(2.6%)

Operating Income	75	165	41,552	90,811	118.6%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	2.856	2.616	(240)	(8,4%)
GWh Sold	3.230	3.154	(76)	(2,4%)
Market Share	1,2%	1,0%	-	(11,9%)

FORTALEZA

Endesa Fortaleza’s Operating Income totaled Ch$26,811 million, a 31,4% decrease compared to the same period in 2007. This reduction is primarily due to lower energy purchase/sale margin for the period given high spot prices for energy and the lower production of energy. Physical sales reached 2,014 GWh as of September 2008.

Table 22

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	152	175	83,726	96,554	15.3%
Operating Costs	(79)	(123)	(43,404)	68,077)	(56.8%)
Gross Profit	73	52	40,322	28,477	(29.4%)
Selling and Administrative Expenses	(2)	(3)	(1,223)	(1,666)	(36.3%)

Operating Income	71	49	39,099	26,811	(31.4%)

Figures may differ from those accounted under Brazilian GAAP.

Pg. 37

PRESS RELEASE Nine months 2008

Additional Information

Table 23

Fortaleza	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	14	72	58	-
GWh Sold	2,011	2,014	3	0.1%
Market Share	0.7%	0.7%	-	-

TRANSMISSION

CIEN

CIEN’s Operating Income as of September 2088 reached Ch$40,595 million, which was Ch$32,960 million greater than the same period last year when the company recorded a profit of Ch$7,635 million. During this period, the company signed a contract with CAMMESA to export energy from Brazil to Argentina for seven months beginning in May thus providing the company a fixed income from tolls. Although the Brazilian government does not provide ANEEL the guidelines for determining the retribution value for energy transportation services, as of this year this has become the company’s focus.

Table 24

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	114	112	62,606	61,484	(1.8%)
Operating Costs	(93)	(32)	(51,321)	(17,500)	(134.1%)
Gross Profit	20	80	11,285	43,983	(289.8%)
Selling and Administrative Expenses	(7)	(6)	(3,650)	(3,389)	7.2%

Operating Income	14	74	7,635	40,595	(431.7%)

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 25

CIEN	9M 07	9M 08	Var 07-08	Chg %

GWh Sold	5,218	1,862	-3,356	(64.3%)
Market Share	N.A.	N.A.	-	-

Pg. 38

PRESS RELEASE Nine months 2008

DISTRIBUTION

AMPLA

In Brazil, Ampla’s Operating Income was Ch$143,839 million which represented a 35,3% increase or Ch$37,517 million more when compared to last period. These greater results are primarily due to a better energy purchase/sale margin resulting from higher sales prices and the increase of 2.3% in the physical sales which amounted to 6,816 GWh for this period. Energy losses dropped 1.4 percentage points reaching at 20.3% . Ampla’s customer base increased in 70,000 new clients, totaling 2.4 million customers.

Table 26

	Million US$			Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	795	1,078	438,554	594,149	35.5%
Operating Costs	(555)	(758)	(306,179)	(417,862)	(36.5%)
Gross Profit	240	320	132,375	176,287	33.2%
Selling and Administrative Expenses	(47)	(59)	(26,053)	(32,448)	(24.5%)

Operating Income	193	261	106,322	143,839	35.3%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	9M 07	9M 08	Var 07-08	Chg %

Customers (Th)	2,379	2,449	70	2.9%
GWh Sold	6,661	6,816	154	2.3%
Clients/Employee	1,699	1,839	140	8.2%
Energy Losses %	21.7	20.3	(1.4)	(6.6%)

Pg. 39

PRESS RELEASE Nine months 2008

COELCE

Coelce’s Operating Income increase Ch$26,640 million amounting a total of Ch$90,186 million. This increase in operating income is primarily due to a 233 GWh or 4.4% increase in physical sales as well as a reduction in energy losses, which fell from 12.6 to 11.7% in September 2008 and lower expenses for the uncollectible accounts for this period. The latter is partially offset by lower purchase/sales margin during the period due to a tariff adjustment in April 2007 and higher energy purchase price. Coelce added 152,000 new customers, representing a 5.7% increase over 2007 for a total of 2.8 million customers.

Table 28

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	647	818	356,599	451,049	26.5%
Operating Costs	(456)	(598)	(251,557)	(329,642)	(31.0%)
Gross Profit	191	220	105,042	121,407	15.6%
Selling and Administrative Expenses	(75)	(57)	(41,496)	(31,221)	24.8%

Operating Income	115	164	63,546	90,186	41.9%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	9M 07	9M 08	Var 07-08	Chg %

Customers (Th)	2,651	2,803	152	5.7%
GWh Sold	5,272	5,505	233	4.4%
Clients/Employee	2,044	2,198	154	7.5%
Energy Losses %	12.6	11.7	(1.0)	(7.6%)

Pg. 40

PRESS RELEASE Nine months 2008

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	2,485	3,138	1,369,747	1,729,944	26.3%
Operating Costs	(1,674)	(2,016)	(923,047)	(1,111,657)	(20.4%)
Selling and Administrative Expenses	(56)	(56)	(30,994)	(30,806)	0.6%

Operating Income	754	1,066	415,706	587,481	41.3%

Interest Income	29	29	15,732	16,061	2.1%
Interest Expenses	(267)	(241)	(147,344)	(133,120)	9.7%
Net Financial Income (Expenses)	(239)	(212)	(131,612)	(117,058)	11.1%
Equity Gains from Related Company	62	144	34,184	79,607	132.9%
Equity Losses from Related Company	(11)	(8)	(6,090)	(4,228)	30.6%
Net Income from Related Companies	51	137	28,095	75,379	168.3%
Other Non Operating Income	25	91	13,736	50,204	-
Other Non Operating Expenses	(153)	(108)	(84,148)	(59,356)	29.5%
Net other Non Operating Income (Expenses)	(128)	(17)	(70,412)	(9,153)	87.0%
Price Level Restatement	7	2	3,647	1,103	(69.8%)
Foreign Exchange Effect	27	(13)	14,920	(6,990)	(146.8%)
Net of Monetary Exposure	34	(11)	18,566	(5,887)	(131.7%)
Positive Goodwill Amortization	(1)	(1)	(706)	(806)	(14.1%)

Non Operating Income	(283)	(104)	(156,069)	(57,524)	63.1%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	471	961	259,637	529,957	104.1%
Extraordinary Items	-	-	-	-	-
Income Tax	(142)	(237)	(78,106)	(130,510)	(67.1%)
Minority Interest	(92)	(194)	(50,499)	(106,854)	(111.6%)
Negative Goodwill Amortization	7	8	3,672	4,145	12.9%

NET INCOME	244	538	134,703	296,738	120.3%

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

In Chile, Operating Income reached Ch$363,084 million, an increased of 66.4% . This increase is principally explained by 39% increase in operating revenues, amounting to $965,358 as a consequence of higher average regulated price (reaching above US$130 per MWh) and spot prices that remained relatively high during the period under analysis. The foregoing was partially offset by greater operating expenses that underwent an increase of Ch$587,988 million or 26.7%, Ch$144,319 million of which corresponded to greater fuel costs given the increased use of oil-fired thermal generation at higher production costs. It should be noted that commercial policy adopted by the company has enable Endesa Chile to sell energy at the spot market; which, when added to a better hydrology as of May of this year, permitted to increase production to 14,662 GWh during the January-September 2008 period, which represented an increase of almost 5% compared to the same period of 2007.

Pg. 41

PRESS RELEASE Nine months 2008

Additional Information

Table 31

Chilean Companies	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	13,992	14,662	670	4.8%
GWh Sold	14,286	14,605	319	2.2%
Market Share	36.2%	37.0%	-	2.2%

Pg. 42

PRESS RELEASE Nine months 2008

DISTRIBUTION

CHILECTRA

In Chile, our subsidiary Chilectra recorded Ch$110,222 million in Operating Income which represented a Ch$8,227 million or 8.1% increase over last period’s figures. The latter is explained by an improvement in the purchase/sale energy margins and greater toll income, which were partially offset by lower demand of energy during the period as a consequence of the negative effect that the energy savings plan launched by the Chilean government had in demand. As a result of the latter, physical sales amounted to 9,418 GWh, representing a 2.9% drop when compared with the same period of the year 2007. Chilectra added 53,000 new customers for a total of 1.5 million as of September 2008.

Table 32

	Million US$			Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Revenues from Sales	1,043	1,307	574,940	720,549	25.3%
Other Operating Revenues	89	105	49,172	57,751	17.4%
Operating Revenues	1,132	1,412	624,112	778,300	24.7%
Energy Purchases	(775)	(1,033)	(427,440)	(569,707)	(33.3%)
Other Operating Cost	(105)	(113)	(57,677)	(62,306)	(8.0%)
Operating Costs	(880)	(1,146)	(485,117)	(632,013)	(30.3%)
Selling and Administrative Expenses	(67)	(65)	(37,000)	(36,065)	2.5%

Operating Income	185	200	101,995	110,222	8.1%

Interest Income	7	14	3,706	7,699	107.7%
Interest Expenses	(38)	(26)	(20,993)	(14,464)	31.1%
Net Financial Income (Expenses)	(31)	(12)	(17,287)	(6,765)	60.9%
Equity Gains from Related Company	35	126	19,256	69,285	-
Equity Losses from Related Company	(0)	(0)	(204)	(58)	-
Net Income from Related Companies	35	126	19,052	69,227	-
Other Non Operating Income	25	13	13,943	7,383	(47.0%)
Other Non Operating Expenses	(12)	(7)	(6,797)	(3,936)	(42.1%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	13	6	7,146	3,447	(51.8%)
Price Level Restatement	(15)	(14)	(8,376)	(7,737)	(7.6%)
Foreign Exchange Effect	16	(3)	8,621	(1,440)	(116.7%)
Net of Monetary Exposure	0	(17)	245	(9,177)	(3849.7%)
Positive Goodwill Amortization	(1)	(1)	(483)	(479)	0.9%

Non Operating Income	16	102	8,672	56,253	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	201	302	110,667	166,474	50.4%
Extraordinary Items	-	-	-	-
Income Tax	(22)	(28)	(12,390)	(15,669)	(26.5%)
Minority Interest	(9)	(4)	(4,784)	(2,374)	(50.4%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	170	269	93,493	148,432	58.8%

Additional Information

Table 33

Chilectra	9M 07	9M 08	Var 07-08	Chg %

Customers (Th)	1,471	1,524	53	3.6%
GWh Sold	9,695	9,418	(277)	(2.9%)
Clients/Employee	2,026	2,057	32	1.6%
Energy Losses %	6.0	6.2	0.2	3.5%

Pg. 43

PRESS RELEASE Nine months 2008

COLOMBIA

GENERATION

EMGESA

The operating income of our subsidiary in Colombia, Emgesa, came in at Ch$177,744 million at the close of third quarter 2008, which represents a 38.1% increase when compared to the same period in 2007. These improved results are primarily due to greater average sales prices and a 5.9% boost in physical sales volume which reached 12,362 GWh, with greater hydraulic dispatch given the improved hydrology. Likewise, operating costs underwent a 10.7% increase mostly due to greater tolls. Production increased by 9% reaching a total of 9,602 GWh, thus revealing the good performance of our operations in this country.

Table 34

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	486	602	267,823	331,819	23.9%
Operating Costs	(245)	(271)	(135,076)	(149,512)	(10.7%)
Gross Profit	241	331	132,747	182,307	37.3%
Selling and Administrative Expenses	(7)	(8)	(4,015)	(4,563)	(13.7%)

Operating Income	234	322	128,732	177,744	38.1%

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Emgesa	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	8,778	9,602	824	9.4%
GWh Sold	11,676	12,362	686	5.9%
Market Share	21.7%	22.2%	-	2.6%

Pg. 44

PRESS RELEASE Nine months 2008

DISTRIBUTION

CODENSA

Cadensa’s operating income totaled Ch$178.527 million as of September 2008, which represents a Ch$51,159 million or 40.2% increase over last year’s comparable figures. This increase is primarily the result of a 4.0% increase in energy demand (totaling 8,813 GWh) and a 0.8 percentage point drop in energy losses (falling from 8.8% as of September 2007 to 8.0% for the current period) in addition to the impact of a higher purchase/sale margin during the period. The number of customers also increased in 73,000 for a total of 2.3 million as of September 2008.

Table 36

	Million US$			Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	776	1,007	427,983	555,258	29.7%
Operating Costs	(521)	(655)	(287,207)	(361,071)	(25.7%)
Gross Profit	255	352	140,775	194,186	37.9%
Selling and Administrative Expenses	(24)	(28)	(13,408)	(15,660)	(16.8%)

Operating Income	231	324	127,368	178,527	40.2%

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Codensa	9M 07	9M 08	Var 07-08	Chg %

Customers (Th)	2,193	2,266	73	3.3%
GWh Sold	8,474	8,813	338	4.0%
Clients/Employee	2,321	2,416	95	4.1%
Energy Losses %	8.8	8.0	(0.8)	(8.9%)

Pg. 45

PRESS RELEASE Nine months 2008

PERU

GENERATION

EDEGEL

Edegel, recorded Ch$30,268 million in Operating Income, which represented a 26.9% decrease. Revenues from operations recorded a 9.9% increase as a result of the 6.1% increase in physical sales, moving from Ch$140,731 million to Ch$154,672 million, while costs of operations rose by 29.0% . The greater costs were primarily attributable to the higher variable cost of fuel for diesel-fired thermal generation given the costs to maintenance of Camisea’s natural gas pipelines and greater energy purchases as higher prices when compared to same period last year.

Table 38

	Million US$		Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	255	281	140,731	154,672	9.9%
Operating Costs	(165)	(213)	(90,924)	(117,255)	(29.0%)
Gross Profit	90	68	49,807	37,417	(24.9%)
Selling and Administrative Expenses	(15)	(13)	(8,425)	(7,148)	15.2%

Operating Income	75	55	41,382	30,268	(26.9%)

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 39

Edegel	9M 07	9M 08	Var 07-08	Chg %

GWh Produced	5,749	6,070	320	5.6%
GWh Sold	5,937	6,300	364	6.1%
Market Share	32.7%	31.3%	-	(4.3%)

Pg. 46

PRESS RELEASE Nine months 2008

DISTRIBUTION

EDELNOR

Our subsidiary Edelnor recorded Ch$45,705 million in Operating Income, which is Ch$10,414 million more compared to 2007 when the company’s operating income amounted to Ch$35,291 million. This is primarily due to greater demand for energy and a higher sale margin. The demand increase, primarily due to greater sales to medium-voltage regulated customers. The significant increase in energy demand triggered a 7.8% increase in physical energy sales which topped off at 4,168 GWh for the period. Customers increased by 39,000, totaling 1.0 million customers. Energy losses increased, reaching 8.4% as compared with 8.2% during the same period of the previous year.

Table 40

	Million US$			Million Ch$
	9M 07	9M 08	9M 07	9M 08	Chg %

Operating Revenues	321	365	176,789	201,463	14.0%
Operating Costs	(227)	(251)	(125,267)	(138,360)	(10.5%)
Gross Profit	93	114	51,522	63,103	22.5%
Selling and Administrative Expenses	(29)	(32)	(16,231)	(17,398)	(7.2%)

Operating Income	64	83	35,291	45,705	29.5%

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edelnor	9M 07	9M 08	Var 07-08	Chg %

Customers (Th)	979	1,018	39	4.0%
GWh Sold	3,868	4,168	300	7.8%
Clients/Employee	1,798	1,799	1	0.0%
Energy Losses %	8.2	8.4	0.2	2.6%

Pg. 47

PRESS RELEASE Nine months 2008

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Nine months 2008 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 42

3Q 07	3Q 08	Var %	(in million Ch$)	9M 07	9M 08	Var %

1,331	1,330	(0.1%)	Operating Revenues	4,022	4,012	(0.3%)
(406)	(436)	7.4%	Operating Costs	(1,193)	(1,291)	8.2%
925	895	(3.3%)	Gross Profit	2,829	2,721	(3.8%)
(4,477)	(5,804)	(29.6%)	S&A Expenses	(14,854)	(15,011)	(1.1%)

(3,552)	(4,910)	(38.2%)	Operating Income	(12,026)	(12,290)	(2.2%)

38,757	93,935	142.4%	Endesa Chile	80,796	177,986	120.3%
26,120	24,507	(6.2%)	Chilectra	73,387	78,521	7.0%
(4,650)	(366)	(92.1%)	Edesur	5,872	(111)	(101.9%)
(63)	3,464	(5578.7%)	Edelnor	4,989	9,370	87.8%
2,323	38,970	1577.6%	Ampla	902	46,983	5106.9%
-	-	N/A	Coelce	-	-	N/A
8,401	13,973	66.3%	Codensa	10,117	25,908	156.1%
1,115	(2,761)	(347.7%)	CAM LTDA	4,110	(3,007)	(173.2%)
3,963	1,327	(66.5%)	Inm Manso de Velasco	7,066	2,973	(57.9%)
186	1,078	481.1%	Synapsis	47	4,504	N/A
10,897	26,979	147.6%	Endesa Brasil	24,103	58,658	143.4%
-	-	N/A	CGTF	-	-	N/A
-	-	N/A	Other	-	-	N/A

87,048	201,107	131.0%	Net Income from Related Companies	211,391	401,785	90.1%

11,646	8,436	(27.6%)	Interest Income	30,116	25,354	(15.8%)
(14,456)	(13,364)	7.6%	Interest Expense	(44,226)	(41,318)	6.6%
(2,810)	(4,928)	(75.4%)	Net Financial Income (Expenses)	(14,110)	(15,965)	(13.1%)
4,891	266	(94.6%)	Other Non Operating Income	9,323	5,870	(37.0%)
(441)	(361)	(18.1%)	Other Non Operating Expenses	(516)	(811)	(57.3%)
4,450	(95)	(102.1%)	Net other Non Operating Income (Expenses)	8,807	5,059	(42.6%)
(6,137)	(4,955)	19.3%	Price Level Restatement	(6,798)	(8,220)	(20.9%)
(8,288)	7,780	193.9%	Foreign Exchange Effect	(11,208)	17,615	(257.2%)
(14,425)	2,825	119.6%	Net Monetary Exposure	(18,006)	9,395	(152.2%)
(15,558)	(15,588)	(0.2%)	Positive Goodwill Amortization	(46,800)	(46,769)	0.1%

58,704	183,321	(212.3%)	Non Operating Income	141,282	353,505	150.2%

55,153	178,411	(223.5%)	Net Income before (1), (2) & (3)	129,257	341,215	164.0%
6,983	(731)	(110.5%)	Income Tax (1)	795	(2,002)	(351.8%)
10	11	8.3%	Negative Goodwill Amortization (2)	33	33	(0.8%)
-	-	N/A	Minority Interest (3)	-	-	N/A

62,146	177,691	(185.9%)	NET INCOME	130,085	339,245	160.8%

1.90	5.44		EPS (Ch$)	3.98	10.39
0.17	0.49		EPADS (US$)	0.36	0.94
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE Nine months 2008

UNDER CHILEAN GAAP, THOUSAND US$

Table 42.1

3Q 07	3Q 08	Var %	(in thousand US$)	9M 07	9M 08	Var %

2,414	2,413	(0.1%)	Operating Revenues	7,296	7,277	(0.3%)
(736)	(790)	7.4%	Operating Costs	(2,165)	(2,341)	8.2%
1,678	1,623	(3.3%)	Gross Profit	5,131	4,936	(3.8%)
(8,121)	(10,528)	(29.6%)	S&A Expenses	(26,944)	(27,229)	(1.1%)

(6,442)	(8,906)	(38.2%)	Operating Income	(21,813)	(22,293)	(2.2%)

70,300	170,385	142.4%	Endesa	146,554	322,843	120.3%
47,378	44,452	(6.2%)	Chilectra	133,113	142,427	7.0%
(8,435)	(665)	(92.1%)	Edesur	10,652	(202)	(101.9%)
(115)	6,283	(5578.7%)	Edelnor	9,049	16,996	87.8%
4,214	70,687	1577.6%	Ampla	1,637	85,221	5106.9%
-	-	N/A	Coelce	-	-	N/A
15,238	25,345	66.3%	Codensa	18,351	46,994	156.1%
2,022	(5,008)	(347.7%)	CAM LTDA	7,456	(5,454)	(173.2%)
7,189	2,408	(66.5%)	Inm Manso de Velasco	12,816	5,392	(57.9%)
337	1,955	481.1%	Synapsis	86	8,170	N/A
19,766	48,937	147.6%	Endesa Brasil	43,720	106,397	143.4%
-	-	N/A	CGTF	-	-	N/A
-	-	N/A	Others	-	-	N/A

157,894	364,779	131.0%	Net Income from Related Companies	383,433	728,783	90.1%

21,124	15,301	(27.6%)	Interest Income	54,626	45,988	(15.8%)
(26,221)	(24,240)	7.6%	Interest Expense	(80,220)	(74,946)	6.6%
(5,097)	(8,939)	(75.4%)	Net Financial Income (Expenses)	(25,594)	(28,958)	(13.1%)
8,871	483	(94.6%)	Other Non Operating Income	16,911	10,648	(37.0%)
(800)	(655)	(18.1%)	Other Non Operating Expenses	(936)	(1,472)	(57.3%)
8,071	(172)	(102.1%)	Net other Non Operating Income (Expenses)	15,975	9,176	(42.6%)
(11,132)	(8,988)	19.3%	Price Level Restatement	(12,331)	(14,910)	(20.9%)
(15,033)	14,112	193.9%	Foreign Exchange Effect	(20,329)	31,950	(257.2%)
(26,165)	5,124	119.6%	Net Monetary Exposure	(32,660)	17,040	(152.2%)
(28,221)	(28,275)	(0.2%)	Positive Goodwill Amortization	(84,888)	(84,832)	0.1%

106,482	332,518	(212.3%)	Non Operating Income	256,266	641,210	150.2%

100,039	323,613	(223.5%)	Net Income before (1), (2) & (3)	234,454	618,917	164.0%
12,667	(1,326)	(110.5%)	Income Tax (1)	1,442	(3,632)	(351.8%)
18	20	8.3%	Negative Goodwill Amortization (2)	60	59	(0.8%)
-	-	N/A	Minority Interest (3)	-	-	N/A

112,724	322,307	(185.9%)	NET INCOME	235,956	615,344	160.8%

1.90	5.44		EPS (Ch$)	3.98	10.39
0.17	0.49		EPADS (US$)	0.36	0.94
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE Nine months 2008

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2008

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, October 30, 2008, at 11:00 AM EST (Eastern Standard Time) (12:00 pm Chilean time). To participate, please dial +1 (617) 213-4849 or +1 (888) 679-8037 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 19028473.

The phone replay will be available between October 30, 2008, and November 11, 2008, dialing +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 82191749.

To access the call online, you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=P33FPMBUT and make your registration quicker or you can also access to the live conference call and its replay through our website at: www.enersis.cl / Investor Relations.

Pg. 50

PRESS RELEASE Nine months 2008

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristián del Sante	Denisse Labarca	Bárbara López	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cdb@e.enersis.cl	dla@e.enersis.cl	bllf@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4555	56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4447

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 30, 2008